December 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 4561

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:                             Digital River, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Qs for Fiscal Quarters Ended June 30, 2012 and September 30, 2012

Filed August 8, 2012 and November 7, 2012

File No. 000-24643

Dear Mr. Krikorian:

On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated November 27, 2012 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.

RESPONSE TO STAFF COMMENTS

The Company acknowledges the Staff’s comments and respectfully submits the following responses.  The text of the Staff’s comments has been reproduced below, for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 54

Comment 1.  Your response to prior comment 5 appears to address “approximately 75%” of your revenue. Please discuss your policy for the remaining 25% of your revenue.

Response 1.  The remaining 25% of the Company’s revenue is primarily associated with hosting of websites for the small and medium business market (SMB), payment services, e-mail marketing services, and affiliate marketing services.

Contractual arrangements for the SMB market are standard in nature.  They typically involve only one deliverable — the processing of e-commerce transactions via a Company hosted website which is configurable by the client but not customized by the Company’s personnel.

Payment processing contracts also involve one deliverable - the delivery of payment processing services with fees based on a percentage of the product’s sale price.

Our contractual arrangements for e-mail marketing and affiliate marketing services may involve both set up fees and delivery of services over a period of time.  We have evaluated set up fees in the aggregate for these types of contracts and have concluded such fees are immaterial when compared to our consolidated financial results.  In addition, these set up fees are an immaterial portion of the total fees associated with each individual contract.  Generally, we recognize e-mail marketing and affiliate marketing program set up fees (which average approximately $5,000 per instance and less than $200,000 per quarter) when the associated set up tasks are complete and the programs have launched. Revenue is also recognized on a monthly basis throughout the remainder of the contract term as services are delivered.

Comment 2.                            Please describe in detail the margin concessions made to Microsoft that were referred to by Mr. Ronning in his introductory remarks to analysts on the Earnings Conference Call on July 31, 2012. Please indicate how the concessions impacted your revenue in both the quarters ended June 30, 2012 and September 30, 2012. In this regard, tell us what consideration you gave to discussing the impact these concessions had on your results of operation with your MD&A disclosures.

Response 2.  In his remarks to analysts on the earnings conference call on July 31, 2012, Mr. Ronning was referring to a renegotiated agreement with Microsoft that contained certain changes from the previous contractual relationship including an increase in the number of stores managed from three to approximately two hundred as well as additional fees.  The renegotiated contract also included margin reductions on certain products, which Mr. Ronning referred to as a margin concession.

ASC 605 does not provide specific guidance regarding the definition of the term concession. However, we looked to the implementation guidance included in ASC 985-605-55-18 through 55-21 which provides specific examples of circumstances and fact patterns which are and are not deemed concessions.  Specifically, ASC 985-605-55-21 indicates that a change to the terms of an arrangement that increases deliverables with a corresponding appropriate increase in the arrangement fee is not considered a concession. Since the amendment to the Microsoft contract significantly increased the number of stores (from three to approximately two hundred) the Company would host in exchange for a higher arrangement fee, we concluded the contract amendment would not be considered a concession under the accounting rules.

During the quarters ended June 30, 2012 and September 30, 2012, the impact of reduced margins for the specific products addressed in the expanded Microsoft agreement was $165,662 and $607,503, respectively, which amounts were offset by additional fees associated with the amended contract.  The impact of these margin reductions together with (a) delayed and underperforming product launches from other clients, (b) a pronounced economic slowdown across most geographies and (c) the negative effect of foreign exchange rates, were reasons we cited for missing the low end of our revenue guidance in the second quarter of 2012.  In our Form 10-Q for the period ended September 30, 2012, we introduced a section entitled “Current Period Results and Outlook” to the MD&A to improve alignment between comments provided on our earnings calls with disclosures in our MD&A.

Forms 10-Q for Fiscal Quarters Ended June 30, 2012 and September 30, 2012

Note 3.  Fair Value Measurements

Comment 3.  We are considering your response to prior comment 7 and have the following additional comments regarding your ARS portfolio:

a.              Clarify whether the student loans are individually guaranteed or whether the securities themselves are guaranteed by the United States government.

b.              In your quarterly filings you describe your ARS as “student loans over-collateralized.” Please tell us whether all securities in your ARS portfolio are credit-enhanced in this manner and to what degree or percentage.

c.               We note that the credit ratings of six of your fourteen ARS were downgraded during the second quarter to “below AAA.” Please tell us how many of the six were lowered below investment grade. Tell us whether there were further downgrades in any of your ARS portfolio during the third quarter to below investment grade.

d.              We note your conclusion that these downgrades appear to be related to the downgrade of the U.S. credit rating to AA+ in August 2011. Please further explain why certain of your ARS were downgraded to below investment grade when the credit rating of the U.S. remained of high quality at AA+ and according to your disclosures the student loans that make up your ARS are “over-collateralized.”

e.               Please tell us and disclose in future filings how you considered the below investment grade credit rating for certain of these securities in your conclusion that the securities are not other-than-temporarily impaired, and that no portion of their unrealized losses were credit related.

f.                Tell us whether you have received all interest payments, including any penalty payments, as specified in the original prospectus.

Response 3.

a)             The United States government guarantees the underlying student loan, not the auction rate securities (ARS) owned by the Company.  Future filings will be updated to note this clarification.

b)             All holdings within our ARS portfolio are over-collateralized as of their most recent issuer service report filings.  Collateralization ratios on these securities range from 105% - 132%.

c)              As noted in our previous response, gross unrealized losses within our ARS portfolio increased by $7.7 million from December 31, 2011 through June 30, 2012.  This increase was predominantly due to credit rating downgrades of six of our fourteen securities.  Of the six securities downgraded, only one security was rated below investment grade, with a BB+ rating. The other five securities were rated AA+ to AA-. The BB+ rated security represents $5.0 million, or less than 10 percent of our total ARS holdings.  Subsequent to the BB+ rating by Moody’s, Fitch reaffirmed its AAA rating on this security in June 2012; therefore this security is split-rated.  Consistent with our policy, we disclose the lowest rating on all split-rated holdings.  We did not receive any further downgrades in our ARS portfolio during the quarter ended September 30, 2012, however, we did settle $4.7 million of the AA- downgraded securities at par.

d)             As noted in our previous response, the downgrades affected six holdings, one of which was downgraded below investment grade by Moody’s on May 10, 2012.  Fitch reaffirmed its AAA rating on this security on June 8, 2012.  In our filings, we disclosed that our credit ratings range from BB+ to AAA.  While this security is split-rated and our policy is to disclose the lower rating, we perceived the most recent rating as a more accurate indicator of credit quality.

e)              Each security in our ARS portfolio is evaluated for other-than-temporary impairment on a quarterly basis.  The review encompasses a security’s performance, receipt of interest payments, credit ratings and other market analysis, redemption activity, consultations with external valuation experts and our future cash flow needs. Accordingly, a security’s credit rating is merely one of multiple components in this analysis.

In the second and third quarters of 2012, our analysis determined that the sustained performance of our securities, strong parity levels and observed market redemption activity led us to continue to believe that we will receive expected cash flows and be able to liquidate our ARS portfolio at par over time either through maturity or settlement.  Accordingly, we did not believe the unrealized losses to be credit related.  At the time of these disclosures, we did not intend to sell the investments prior to recovery of their amortized cost basis nor did we believe it was more likely than not that we may be required to sell the investments prior to recovery of their amortized cost basis.  Since June 2012, $11.7 million, or approximately 18 percent, of our ARS have settled at par.

We will disclose in future filings our consideration for credit rating changes and their impact on conclusions to our impairment process.

(f)            To our knowledge, we have received all interest and penalty payments related to our ARS securities.

* * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this response letter to me at (612) 260-3050.

Sincerely,

DIGITAL RIVER, INC.

By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Senior Vice President and General Counsel

cc:                                Tamara Tangen, Securities and Exchange Commission

Thomas M. Donnelly, President, Digital River, Inc.

Stefan B. Schulz, Chief Financial Officer, Digital River, Inc.